UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Maxim Integrated Products, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

57772K101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Carl W. Jasper

Chief Financial Officer

Maxim Integrated Products, Inc.

120 San Gabriel Drive

Sunnyvale, CA 94086

Tel: (408) 737-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew W. Sonsini, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94303

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,763,187	$1,793.66

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s Common Stock that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have a value of $16,763,187 calculated using the intrinsic value method based upon the average of the high and low prices of the Issuer’s Common Stock as reported on the Nasdaq National Market on January 26, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable .

Form or Registration No.: Not Applicable .

Filing Party: Not Applicable .

Date Filed: Not Applicable .

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This tender offer statement on Schedule TO is filed by Maxim Integrated Products, Inc., a Delaware corporation (“Maxim”), in connection with its offer to exchange certain outstanding stock options for restricted stock units as set forth in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated February 1, 2006 (the “Offer to Exchange”), which is incorporated herein by reference.

This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, as may be amended or supplemented from time to time, which constitutes the offer, and which is filed as an exhibit hereto. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Maxim Integrated Products, Inc., a Delaware corporation, and the address of its principal executive office is 120 San Gabriel Drive, Sunnyvale, CA 94086. Maxim’s telephone number is (408) 737-7600. As of the close of business on December 24, 2005, 320,592,065 shares of Maxim’s Common Stock were outstanding. The information set forth in the Offer to Exchange under Section 10, “Information concerning Maxim,” and Schedule A, “Information Concerning the Executive Officers and Directors of Maxim Integrated Products, Inc.” is incorporated herein by reference.

(b) This tender offer statement on Schedule TO relates to an offer by Maxim to certain holders of outstanding options (“Eligible Options”) to purchase its Common Stock under the Maxim Integrated Products, Inc. 1996 Stock Incentive Plan, as amended and restated, the Maxim Integrated Products, Inc. 1987 Supplemental Stock Option Plan, as amended, the Dallas Semiconductor Corporation 1987 Stock Option Plan, as amended and restated, and the Dallas Semiconductor Corporation 1993 Officer and Director Stock Option Plan to cancel their Eligible Options in exchange for restricted stock units on the terms and conditions set forth in the Offer to Exchange attached hereto as Exhibit (a)(1)(A), and the Election Form attached hereto as Exhibit (a)(1)(C).

This exchange offer is open to all employees, other than officers, of Maxim and its subsidiaries located in Austria, Canada, China, Finland, France, Germany, India, Israel, Japan, Korea, Malaysia, the Netherlands, the Philippines, Singapore, Spain, Switzerland, Taiwan, Thailand, the United Kingdom or the United States as of February 1, 2006, provided that such employees remain employees of Maxim or one of its subsidiaries located in such countries, or a successor entity thereto, at all times up to and through the date the Eligible Options are cancelled. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility”), Section 2 (“Number of options; expiration date”), Section 6 (“Acceptance of eligible options for exchange and issuance of restricted stock units”), Section 9 (“Source and amount of consideration; terms of restricted stock units”) and Section 11 (“Interests of executive officers and directors; transactions and arrangements concerning the options”) is incorporated herein by reference.

(c) There is no established trading market for the outstanding options eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section 8 (“Price range of shares underlying the options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1, (“Eligibility”), Section 2 (“Number of options; expiration date”), Section 4 (“Procedures for electing to exchange options”), Section 5 (“Withdrawal rights and change of election”), Section 6 (“Acceptance of eligible options for exchange and issuance of restricted stock units”), Section 7 (“Conditions of the offer”), Section 9 (“Source and amount of consideration; terms of restricted stock units”), Section 12 (“Status of options acquired by us in the offer; accounting consequences of the offer”), Section 13 (“Legal matters; regulatory approvals”), Section 14 (“Material U.S. federal income tax consequences”), Section 15 (“Material income tax consequences and certain other considerations for employees who reside outside the United States”), Section 16 (“Extension of offer; termination; amendment”), and Schedules A, B, C, D, E, F and G attached thereto, is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 (“Interests of executive officers and directors; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 9 (“Source and amount of consideration; terms of restricted stock units”) and Section 11 (“Interests of executive officers and directors; transactions and arrangements concerning the options”) is incorporated herein by reference. See also Exhibits (d)(1)-(d)(4) to this statement.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 3 (“Purposes of the offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 (“Acceptance of eligible options for exchange and issuance of restricted stock units”) and Section 12 (“Status of options acquired by us in the offer; accounting consequences of the offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 3 (“Purposes of the offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 9 (“Source and amount of consideration; terms of restricted stock units”) and Section 17 (“Fees and expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 7 (“Conditions of the offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of executive officers and directors; transactions and arrangements concerning the options”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 (“Interests of executive officers and directors; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 19 (“Financial statements”) is incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of executive officers and directors; transactions and arrangements concerning the options”) and Section 13 (“Legal matters; regulatory approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated February 1, 2006

(a)(1)(B)	Letter from John F. Gifford, dated February 1, 2006, related to Maxim Integrated Products, Inc. Stock Option/Restricted Stock Unit Exchange Program

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

(a)(1)(E)	List of Eligible Options for Stock Option/Restricted Stock Unit Exchange Program

(a)(1)(F)	Form of Restricted Stock Unit Agreement (U.S. employees)

(a)(1)(G)	Form of Restricted Stock Unit Agreement (non-U.S. employees)

(a)(2)-(5)	Not applicable

(b)	Not applicable

(d)(1)	Maxim Integrated Products, Inc. 1996 Stock Incentive Plan, as amended and restated[1]

(d)(2)	Maxim Integrated Products, Inc. 1987 Supplemental Stock Option Plan, as amended[2]

(d)(3)	Dallas Semiconductor Corporation 1993 Officer and Director Stock Option Plan, together with forms of stock option agreements thereunder[3]

(d)(4)	Dallas Semiconductor Corporation 1987 Stock Option Plan, as amended and restated, together with forms of stock option agreements thereunder[4]

(g)	Not applicable

[1]	Incorporated by reference to Appendix A to the Company’s Proxy Statement, as amended, relating to the Annual Meeting of its stockholders held on November 10, 2005.
[2]	Incorporated by reference to exhibit 10.12 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 27, 1998.
[3]	Incorporated by reference to exhibit 10.17 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
[4]	Incorporated by reference to exhibit 10.18 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.

Item 13. Information Required by Schedule 13e-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXIM INTEGRATED PRODUCTS, INC.

/S/ CARL W. JASPER
Carl W. Jasper Chief Financial Officer

Date: February 1, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated February 1, 2006

(a)(1)(B)	Letter from John F. Gifford, dated February 1, 2006, related to Maxim Integrated Products, Inc. Stock Option/Restricted Stock Unit Exchange Program

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

(a)(1)(E)	List of Eligible Options for Stock Option/Restricted Stock Unit Exchange Program

(a)(1)(F)	Form of Restricted Stock Unit Agreement (U.S. employees)

(a)(1)(G)	Form of Restricted Stock Unit Agreement (non-U.S. employees)

(a)(2)-(5)	Not applicable

(b)	Not applicable

(d)(1)	Maxim Integrated Products, Inc. 1996 Stock Incentive Plan, as amended and restated[1]

(d)(2)	Maxim Integrated Products, Inc. 1987 Supplemental Stock Option Plan, as amended[2]

(d)(3)	Dallas Semiconductor Corporation 1993 Officer and Director Stock Option Plan, together with forms of stock option agreements thereunder[3]

(d)(4)	Dallas Semiconductor Corporation 1987 Stock Option Plan, as amended and restated, together with forms of stock option agreements thereunder[4]

(g)	Not applicable

[1]	Incorporated by reference to Appendix A to the Company’s Proxy Statement, as amended, relating to the Annual Meeting of its stockholders held on November 10, 2005.
[2]	Incorporated by reference to exhibit 10.12 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 27, 1998.
[3]	Incorporated by reference to exhibit 10.17 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
[4]	Incorporated by reference to exhibit 10.18 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.